March 19, 2025

Victor Huang
Chief Executive Officer
Airship AI Holdings, Inc.
8210 154th Ave NE
Redmond, WA 98052

       Re: Airship AI Holdings, Inc.
           Registration Statement on Form S-3
           Filed March 10, 2025
           File No. 333-285678
Dear Victor Huang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Edwin Kim at 202-551-3297 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   David Levine, Esq.